UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Riverview Bancorp, Inc.

 (Name of Issuer)

COMMON SHARES

 (Title of Class of Securities)

769397100

 (CUSIP Number)

Frederick DiSanto

C/O Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, OH 44124

(216) 825-4000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

October 8, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

CUSIP NO. 769397100

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ancora Advisors, LLC

33-1033773

________________________________________________________________________________________________

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |_| (b) |_|

________________________________________________________________________________________________

3

SEC USE ONLY

________________________________________________________________________________________________

4

SOURCE OF FUNDS

00

________________________________________________________________________________________________

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)   OR 2(e)

|_|

________________________________________________________________________________________________

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, United States of America

________________________________________________________________________________________________

NUMBER OF

7

SOLE VOTING POWER

SHARES

1,504,839

BENEFICIALLY

___________________________________________________________________

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

___________________________________________________________________

PERSON

9

SOLE DISPOSITIVE POWER

WITH

1,504,839

___________________________________________________________________

10

SHARED DISPOSITIVE POWER

0

________________________________________________________________________________________________

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,504,839

________________________________________________________________________________________________

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|_|

________________________________________________________________________________________________

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.70%

________________________________________________________________________________________________

14

TYPE OF REPORTING PERSON

IA

________________________________________________________________________________________________

SCHEDULE 13D

CUSIP NO. 769397100

1

NAME OF REPORTING PERSON

Frederick DiSanto

________________________________________________________________________________________________

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |_| (b) |_|

________________________________________________________________________________________________

3

SEC USE ONLY

________________________________________________________________________________________________

4

SOURCE OF FUNDS

OO

________________________________________________________________________________________________

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)   OR 2(e)

 |_|

________________________________________________________________________________________________

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________________________

NUMBER OF

7

SOLE VOTING POWER

SHARES

10,000

BENEFICIALLY

___________________________________________________________________

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

___________________________________________________________________

PERSON

9

SOLE DISPOSITIVE POWER

WITH

10,000

___________________________________________________________________

10

SHARED DISPOSITIVE POWER

0

________________________________________________________________________________________________

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

________________________________________________________________________________________________

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|_|

________________________________________________________________________________________________

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.04%

________________________________________________________________________________________________

14

TYPE OF REPORTING PERSON

IN

________________________________________________________________________________________________

The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of Riverview Bancorp Inc.  The address of the issuer is 900 Washington St., Ste. 900, Vancouver, Washington 98660.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors, LLC.  Ancora Advisors, LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

On October 8, 2014, Ancora Advisors, LLC delivered a letter to the Company’s Chairman & CEO Patrick Sheaffer which detailed Ancora Advisors, LLC’s position on both the Company’s strategic direction and maximizing shareholder value.  This letter was in response to previous conversations Ancora Advisors, LLC had engaged in with Mr. Sheaffer.  Among other details, the letter stated Ancora Advisors, LLC’s belief that Riverview Bancorp, Inc. would best maximize shareholder value by actively pursuing the sale of the Company.  Ancora Advisors, LLC believes a larger strategic partner with a higher-valued currency could accretively acquire Riverview Bancorp, Inc. at a substantial premium to the current valuation and could provide meaningful dividend income to current Riverview shareholders in a stock deal.  Additionally, the letter outlined Ancora Advisors, LLC’s views that there would be numerous suitors for the Company given its strong deposit base and attractive core markets, and that Ancora Advisors, LLC would welcome the opportunity to meet in person with Mr. Sheaffer and the Board of Directors to discuss Ancora Advisors, LLC’s position in greater detail with the goal of achieving the best possible outcome for shareholders.

The shares of Common Stock covered by this Schedule 13D were acquired in recent months by Ancora Advisors, LLC for investment purposes in the ordinary course of business.  Ancora Advisors, LLC purchased the shares based on the belief that the shares, at the time of the purchases, were undervalued.  Ancora Advisors, LLC intends to review its investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s financial position and capital allocation policies, the price level of the shares, conditions in the securities markets and general economic and industry conditions,  Ancora Advisors, LLC, in the future, may take such actions with respect to its investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and Ancora Advisors, LLC’s investment, making proposals to the Issuer concerning changes to capitalization, ownership structure, board structure or operations of the Issuer, and seeking board representation.  Additionally, Ancora may purchase or otherwise acquire additional securities of the Issuer, sell or otherwise dispose of any securities of the Issuer. These transactions may occur in the open market or in privately negotiated transactions, and to the extent deemed advisable by Ancora Advisors, LLC in light of their general investment policies, Ancora Advisors, LLC may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors, LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of October 15, 2014 and the percentage of the Shares outstanding represented by such ownership (based on 22,471,890 shares outstanding as of August 14, 2014):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	11,000	0.05%
Ancora Funds & Partnerships (2)	1,504,839	6.60%
Ancora Advisors SMA (3)	22,529	0.10%
Total	1,515,839	6.75%

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share
8/8/14	Buy	11,000	3.7945
8/11/14	Buy	8,608	3.7774
8/27/14	Buy	5,000	3.7700
8/28/14	Buy	392	3.7917
8/29/14	Buy	15,529	3.8000
9/8/14	Buy	11,593	3.8664
9/9/14	Buy	1,000	3.8990
9/11/14	Buy	66,158	3.8998
9/12/14	Buy	14,000	3.8955
9/17/14	Buy	9,000	3.8442
9/18/14	Buy	2,200	3.8518
9/19/14	Buy	61,884	3.8968
9/22/14	Buy	11,443	3.9048
9/23/14	Buy	10,000	3.8872
9/24/14	Buy	12,500	3.8999
9/25/14	Buy	222	3.8800
9/26/14	Buy	576,478	3.9058
9/29/14	Buy	46,022	3.9655
9/30/14	Buy	38,285	3.9319
10/2/14	Buy	49,795	3.9158
10/3/14	Buy	100	3.9500
10/6/14	Buy	58,012	3.9922
10/7/14	Buy	15,000	4.0000
10/8/14	Buy	71,308	4.0447
10/9/14	Buy	142,300	4.0497
10/10/14	Buy	56,400	3.9671
10/13/14	Buy	73,610	3.9859
10/14/14	Buy	21,000	4.0052
10/15/14	Buy	62,000	3.9856

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

October 16, 2014

ANCORA ADVISORS, LLC

By:  /s/ Frederick DiSanto

     Frederick DiSanto

     Chief Executive Officer